Associated Materials, LLC
3773 State Rd.
Cuyahoga Falls, OH 44223

November 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Rufus Decker Jeffrey Gordon
Re:	Associated Materials, LLC Form 10-K for the Year ended January 1, 2011 Filed April 1, 2011 Form 10-Q for the Quarter ended July 2, 2011 Filed August 11, 2011 File No. 0-24956

Dear Mr. Decker:

This is in response to the Staff’s comment letter dated October 28, 2011 regarding the filings listed above. Associated Materials, LLC (the “Company”) respectfully informs the Staff that, in order to finalize the Company’s responses and proposed future disclosure, the Company plans to respond to the Staff’s comments by December 2, 2011.

If you should have any questions, please contact the undersigned at 330-922-7743.

Sincerely,

/s/ Stephen E. Graham
Stephen E. Graham
Senior Vice President – Chief Financial
Officer and Secretary